Exhibit 11.1

Royal Hawaiian Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit

(in thousands, except per unit data)

	2017	2016

Net income (loss)	$1,187	$(1,996)

Class A Unitholders (ownership percentage)	99%	99%

Net income (loss) allocable to Class A Unitholders	$1,175	$(1,976)

Weighted Average Class A Units outstanding	18,095	11,100

Net income (loss) per Class A Unit	$0.07	$(0.18)